EXHIBIT 3.1

Certificate of Amendment

To the

Articles of Incorporation

Pursuant to the provisions of the Sections 78.385 and 78.390 of the Nevada Revised Statutes (NRS), the undersigned corporation adopts the following Certificate of Amendment to its Articles of Incorporation:

1.	Name of corporation: GOLD LAKES CORP.

2.	The articles have been amended as follows:
Article 3 (Authorized Stock) is deleted in its entirety and replaced with the following:

“3. The Capital Stock shall consist of 2,000,000,000 shares of common stock, $0.001 par value, all of which stock shall be entitled to voting power, and 1,000,000 shares of preferred stock, $0.001 par value. To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.195 and 78.1955), as the same now exists or may hereafter be amended or supplemented, the Board of Directors may fix and determine the designations, rights, preferences or other variations of each class or series within each class of preferred stock of the Corporation. The Corporation may issue the shares of stock for such consideration as may be fixed by the Board of Directors.”

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 62.4%.

4.	Effective date and time of filing: (optional) Date: _______________ Time: _________________

5.	Signature: (required)

/s/ Christopher P. Vallos

Signature of Officer: Christopher P. Vallos, President